Filed by Stifel Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Thomas Weisel Partners Group, Inc.
Commission File No.: 000-51730

STIFEL FINANCIAL

Building the Premier Middle-Market Investment Bank

Presentation to Investors
May 2010

Forward-Looking Statements

Statements in this presentation that relate to Stifel Financial Corp., as well as Stifel, Nicolaus and Company, Inc. and its other subsidiaries (collectively, "Stifel" or the "Company") and Thomas Weisel Partners Group, Inc. ("Thomas Weisel Partners") future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.

The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Thomas Weisel Partners' business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Thomas Weisel Partners' or Stifel's existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel's, Thomas Weisel Partners' or the combined company's respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management's attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Stifel and Thomas Weisel Partners, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled "Risk Factors" in the proxy statement/prospectus to be mailed to Thomas Weisel Partners' shareholders and in Stifel's and Thomas Weisel Partners' respective filings with the U.S. Securities and Exchange Commission ("SEC") that are available on the SEC's web site located at www.sec.gov, including the sections entitled "Risk Factors" in Stifel's Form 10-K for the fiscal year ended December 31, 2009, and "Risk Factors" in Thomas Weisel Partners' Form 10-K for the fiscal year ended December 31, 2009. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will include a proxy statement of Thomas Weisel Partners that also constitutes a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission (the "SEC"). Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of Thomas Weisel Partners. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC's website (www.sec.gov). Free copies of Stifel's SEC filings are also available on Stifel's website (www.stifel.com), and free copies of Thomas Weisel Partners' SEC filings are available on Thomas Weisel Partners' website (www.tweisel.com). Free copies of Stifel's filings also may be obtained by directing a request to Stifel's Investor Relations by phone to (314) 342-2000 or in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of Thomas Weisel Partners' filings also may be obtained by directing a request to Thomas Weisel Partners' Investor Relations by phone to 415-364-2500, in writing to Thomas Weisel Partners Group, Inc., Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, or by email to investorrelations@tweisel.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel's directors and executive officers is also available in Stifel's definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners' directors and executive officers is also available in Thomas Weisel Partners' definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on April 28, 2010. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Thomas Weisel Partners and Stifel Financial.

Stifel is a Growth Story


Net Revenues ($MM)
$1,200
$900
$600
$300
$0
CAGR 29%
$188
$217
$247
$264
$452
$763
$870
$1,091
2002
2003
2004
2005
2006
2007
2008
2009


Core Net Income ($MM) (1)
$80
$64
$48
$32
$16
$0
CAGR 57%
$3
$15
$23
$21
$40
$67
$73
$76
2002
2003
2004
2005
2006
2007
2008
2009


Total Equity ($MM)
$1,000
$750
$500
$250
$0
CAGR 41%
$80
$100
$131
$155
$220
$425
$593
$873
2002
2003
2004
2005
2006
2007
2008
2009


Total Client Assets ($BN)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
CAGR 28%
$16
$20
$20
$27
$35
$59
$52
$91
2002
2003
2004
2005
2006
2007
2008
2009


Financial Advisors (2)
2,000
1,500
1,000
500
0
CAGR 20%
543
647
621
644
735
1,163
1,315
1,885
2002
2003
2004
2005
2006
2007
2008
2009


Book Value Per Share ($)
$30.00
$24.00
$18.00
$12.00
$6.00
$0.00
CAGR 25%
$5.91
$7.23
$9.02
$10.21
$12.35
$18.36
$22.68
$28.86
2002
2003
2004
2005
2006
2007
2008
2009

(1) 2006 - 2008 excludes merger-related equity compensation expenses and restructuring charges. All other years reflect GAAP net income.
(2) Includes Independent Contractors.

Cumulative Stock Price Appreciation
(Price as of 4/1/10)

Since 12/31/07 - 3 Years	
Stifel Financial Corp.	**53.4%**
Evercore Partners Inc.	39.2
Greenhill & Co., Inc.	23.5
KBW, Inc.	5.1
Jefferies Group, Inc.	2.7
JMP Group Inc.	0.2
SWS Group, Inc.	(9.0)
Lazard Ltd.	(12.2)
Piper Jaffray	(13.0)
MEDIAN	(13.0)
Raymond James	(18.1)
S&P 500 Index	(20.4)
Goldman Sachs	(20.7)
Sanders Morris Harris	(39.6)
Oppenheimer Holdings	(39.8)
Cowen Group, Inc.	(40.5)
Morgan Stanley	(44.9)
FBR Capital Markets	(52.4)
Thomas Weisel Partners	(71.4)

Since 12/31/05 - 5 Years	
Stifel Financial Corp.	**114.5%**
Greenhill & Co., Inc.	46.2
Goldman Sachs	33.6
Oppenheimer Holdings	27.6
Lazard Ltd.	11.9
Raymond James	6.5
MEDIAN	6.5
Jefferies Group, Inc.	5.2
Piper Jaffray	(0.2)
S&P 500 Index	(6.3)
SWS Group, Inc.	(17.4)
Morgan Stanley	(37.8)
Sanders Morris Harris	(62.2)
Cowen Group, Inc.	NM
FBR Capital Markets	NM
JMP Group Inc.	NM
KBW, Inc.	NM
Thomas Weisel Partners	NM
Evercore Partners Inc.	NM

Since 12/31/00 - 10 Years	
Stifel Financial Corp.	**843.0%**
Jefferies Group, Inc.	203.1
Raymond James	72.5
Goldman Sachs	59.6
MEDIAN	52.6
Sanders Morris Harris	45.6
Oppenheimer Holdings	5.9
SWS Group, Inc.	(10.5)
S&P 500 Index	(11.4)
Morgan Stanley	(55.5)
Cowen Group, Inc.	NM
FBR Capital Markets	NM
JMP Group Inc.	NM
KBW, Inc.	NM
Piper Jaffray	NM
Thomas Weisel Partners	NM
Evercore Partners Inc.	NM
Greenhill & Co., Inc.	NM
Lazard Ltd.	NM

*Cumulative Stock Price Appreciation assumes closing price on 04/01/10 will be the price at 12/31/10.

Stifel's Growth Strategy

- Continue to build client facing agency-only businesses in financial services
- Expand private client footprint in the U.S.
- **Expand institutional equity business both domestically and internationally**
- **Grow investment banking**
- Focus on asset generation within banking operations
- Enhance and accelerate Stifel Bank and Trust strategy
- **Approach acquisition opportunities with discipline**

Consolidation and Industry Retrenchments Drive our Growth

Stifel and TWP Merger

Stifel and TWP Today

Stifel Financial

- Full-service, publicly traded investment bank (NYSE:SF)
- More than 4,600 associates in 294 offices
- Investment Banking
  - 159 investment banking professionals
  - 14 industry focused investment banking groups
  - Specialty groups provide coordinated financial sponsors coverage and private placement expertise
  - Extensive advisory and capital raising experience
  - Stifel-advised M&A transactions continue to win industry accolades
- Research
  - 61 senior research analysts
  - 862 companies under coverage (excluding closed end funds)
- Institutional Sales and Trading
  - 159 equity sales & trading professionals
  - 181 fixed income sales & trading professionals
- Global Wealth Management
  - 1,900 financial advisors with nearly $100B of AUM
  - Stifel Bank & Trust - $1.1 billion in assets at 12/31/09
- Asset Management
  - Stifel Capital Advisors, Washington Crossing, Choice Investment Advisors & Missouri Valley Partners

Thomas Weisel Partners

Experts in Growth

- Global growth-focused investment bank (Nasdaq: TWPG)
- Approximately 450 associates in 4 countries and 12 offices
- Investment Banking
  - 106 investment banking professionals
  - Five growth verticals: Tech, Healthcare, Consumer, Mining & Energy
  - Market leader in venture-backed IPOs
  - Book/Lead manage approximately 25% of equity deals
  - Completed multiple large (>$1B) M&A transactions
- Research
  - 32 senior research analysts
  - 479 companies under research coverage (U.S. and Canada)
- Institutional Sales and Trading
  - Powerful distribution in the U.S., CAN and Europe for North American stocks
  - 88 sales and trading professionals
- Wealth Management
  - Approximately $5.5 billion in assets under advisement
- Asset Management
  - Private equity; Venture; SMID-cap growth AUM totaling $1.6 billion

Summary of Key Transaction Terms

Transaction	➢ Stifel to acquire 100% of TWP's common stock in a tax-free exchange
Consideration	➢ Fixed exchange ratio of 0.1364 Stifel shares for each TWPG share ➢ No caps or collars ➢ $7.60 per share based on an SF price of $55.74 (at 4/23/10) ➢ $318 million of aggregate consideration (fully diluted shares includes restricted stock units, net of taxes)
Management	➢ Thomas Weisel to join Stifel as Co-Chairman with Ron Kruszewski ➢ Combined senior leadership of both Stifel and TWP in the Institutional Group (formerly Capital Markets)
Board Seats	➢ Thomas Weisel + up to 3 additional TWP Directors to join Stifel Board
Synergy Opportunities	➢ Estimated annualized pre-tax cost efficiencies of $62 million, or approximately 5% of combined 2009 expenses ➢ Minimal client facing changes / Cost savings principally from redundancies ➢ No revenue enhancements assumed
Closing Conditions	➢ TWP shareholder approval ➢ Regulatory approvals and other customary conditions

Transaction Financials ($ in 000s, except per share)

Transaction Value Calculation	
SF Stock Price (4/23/10)	**$55.74**
TWPG Stock Price (4/23/10)	**$4.36**
Fixed Exchange Ratio	**0.1364x**
Implied Price Per TWPG Share	**$7.60**
Implied Aggregate Consideration Calculation (1)	
Common Shares Outstanding	$249,649
Restricted Stock Units and Warrants	68,503
Implied Aggregate Consideration	**$318,153**

TWP Book Value Analysis	
As Reported Book Value (12/31/09)	
Total Shareholders' Equity	$129,837
Basic Common Shares Outstanding	31,693
Book Value Per Share	$4.10
Adjusted Book Value (12/31/09)	
Total Shareholders' Equity	$129,837
Deferred Tax Asset Valuation Allowance	68,802
Adjusted Total Shareholders' Equity	$198,639
Adjusted Book Value Per TWP Share	$6.27

Pricing Multiples

	TWP Statistic 12/31/09	Implied Multiple
Aggregate Consideration / LTM Revenues	$196,712	1.6x
Aggregate Consideration / LTM Net Revenues	$195,056	1.6x
Price Per TWPG Share / Book Value Per Share	$4.10	185.5%
Price Per TWPG Share / Adjusted Book Value Per Share	$6.27	121.3%
Price Per TWPG Share / 2011 Median Analyst Estimated EPS	$0.48	16.0x
Current Market Premium	$4.36	74.3%

The transaction is accretive to both EPS(2) and Book Value per share.

(1) Based on 32.8 million common shares as of 12/31/09, 486,486 warrants that are automatically converted during a change-in-control, and 8.5 million converted RSUs (net of taxes and including 3 million gross additional RSUs issued by TWPG for employee retention).

(2) Based upon First Call consensus estimates. Assumes $62 million in annual cost savings and excludes one-time charges.

Why this Combination Makes Sense

Highly Complementary Investment Banking, Research and Sales and Trading Platforms

- Additive, _not_ duplicative:
  - 623 combined offerings completed between 2005 - 2009 and ***only 4 overlap***
  - 1,143 unique U.S. companies under research coverage. ***Only 8% overlap***
- Expands institutional equity business both domestically and internationally

Fast Tracks Stifel's Investment Banking Growth, Which Would Otherwise Take Years to Achieve

- Expands Stifel's Investment Banking business in key growth sectors of the global economy
- Strengthens Stifel's profile within the venture capital community where TWP maintains key relationships
- Enhances Stifel's lead manager credentials
- Geography: Expands Stifel's west coast market presence & provides strong market entry point in Canada

Enhances and Complements Stifel's Existing Business Platform

- Furthers Stifel's diversification plan: Pro forma revenue mix is approximately 50% / 50% (Institutional Group and GWM)
- Builds the premier full service middle-market investment bank

TWP's Core Verticals Appear Poised to Benefit From a Market Rebound

- Capital markets activity is returning to more normalized levels
  - TMT in cyclical lull since 2007
  - IPO market impacted by financial crisis and recession
  - VC-backed IPO market rebounding along with growth sector activity in general
- M&A activity highly correlated to economic growth, poised to accelerate; TWP has well documented M&A practice

TWP's Asset Management Business Complements Stifel's Global Wealth Management Division

Combined Senior Management Teams Reflect Strong Cultural Fit

Increased Revenue Opportunities and Cost Savings Create Opportunity for Enhanced Profitability

Note: TMT refers to technology, media and telecom.

Building the Premier Full Service Middle-Market Investment Bank

- $2.0+ billion combined market capitalization
- $1.5 billion - $1.6 billion in combined 2010E revenues (1)
- $1.0 billion in combined equity capital as of 12/31/09
- Coast-to-coast Institutional Equity and Fixed Income
- Complementary product capabilities and investment banking coverage across broad industry groups
- #1 U.S. equity research platform with 1,143 unique companies under research coverage (2)
- Growing international presence, using TWP Canadian presence and both firms' European capabilities
- ~ 1,900 private client group financial advisors with over $100 billion in combined client assets with a national presence

(1) Based upon First Call consensus estimates as of April 23, 2010.
(2) Source: Thomson Reuters for the combined company.

Dramatically Increases Investment Banking Footprint

- Enhances scope and scale with low level of overlap rarely available

Number of Offerings 2005 – 2009



700
600
500
400
300
200
100
0
623 (1)
306
321

Average 5-Year Lead Managed Transaction %	
SF: 16.5%	TWP: 24.5%

M&A Transactions 2005 – 2009

of Transactions



200
150
100
50
0
196
88
108

$ Volume (M)



$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$33,305
$18,820
$14,485

■ SF
■ TWP

Source: Dealogic, Capital IQ, TWP internal and SF internal. Stifel's transactions include the Capital Markets Division of Legg Mason Wood Walker, Inc. (acquired on December 1, 2005) and Ryan Beck & Co., Inc. (acquired on February 28, 2007) and their respective affiliates. TWP's transactions include Westwind transactions.
(1) Total is adjusted for 4 overlapping transactions.

Highly Complementary Investment Banking Industry Coverage
Capital Markets Activity Between 2005 - 2009

- Of the 623 combined offerings completed between 2005 - 2009 *ONLY 4* overlap [(1)]

	# Offerings				Offering Value	
Industry	Stifel	TWP	Combined	Overlap	($B)	%
Stifel Core Competencies						
FIG	99	12	111	0	$ 33.1	27.4%
Real Estate	109	10	119	0	21.7	18.0%
U.S. Energy and Natural Resources	34	0	34	0	5.5	4.6%
Aerospace Defense & Government Services	7	4	10	1	4.7	3.9%
Industrials	21	2	23	0	3.8	3.2%
Transportation	3	3	6	0	1.8	1.5%
Education	7	1	8	0	1.3	1.1%
Subtotal	**280**	**32**	**311**	**1**	**$ 72.0**	**59.7%**
TWP Core Competencies						
Technology, Media & Telecommunications	9	96	104	1	20.1	16.7%
Canadian Energy & Natural Resources	11	100	111	0	13.6	11.3%
Healthcare	15	51	66	0	8.5	7.0%
Consumer	6	27	31	2	6.4	5.3%
Subtotal	**41**	**274**	**312**	**3**	**$ 48.6**	**40.3%**
Total	**321**	**306**	**623**	**4**	**$ 120.6**	**100.0%**

(1) Source: Dealogic, Stifel internal and TWP internal. Includes all equity and preferred offerings.

Note: Overlapping transactions include: Orbitz Worldwide (OWW), AeroVironment (AVAV), TRX (TRXI) and NutriSystem (NTRI).

Highly Complementary Investment Banking Industry Coverage
Completed M&A Transactions Between 2005 - 2009

	# Transactions			Transaction Value[1]	
Industry	**Stifel**	**TWP**	**Combined**	**($B)**	**%**
Stifel Core Competencies					
Real Estate	4	0	4	$ 8.6	25.9%
Financial Institutions	36	3	39	5.5	16.6%
Industrials	13	4	17	0.5	1.4%
Aerospace, Defense & Government Services	4	0	4	0.3	1.0%
U.S. Energy & Natural Resources	1	0	1	0.1	0.4%
Education	4	0	4	0.1	0.2%
Transportation	5	0	5	NA	NA
Subtotal	**67**	**7**	**74**	**$ 15.1**	**45.4%**
TWP Core Competencies					
Technology, Media & Telecommunications	26	41	67	8.6	47.4%
Healthcare	2	13	15	6.1	18.3%
Canadian Energy & Natural Resources	2	16	18	2.0	6.0%
Consumer	11	11	22	1.5	4.4%
Subtotal	**41**	**81**	**122**	**$ 18.2**	**54.6%**
Total	**108**	**88**	**196**	**$ 33.3**	**100.0%**

(1) For disclosed deal values only.

Source: Capital IQ.

Creates the Largest U.S. Equity Research Platform

Pro Forma U.S. Research Coverage

- 1,143 unique U.S. companies under coverage. Only 8% overlap(1)
- 93 senior research analysts
- #1 U.S. equities coverage
- #1 U.S. Small Cap. equities coverage (2)
- Cover approximately 50% of the S&P 500
- Combination gets Stifel to market weight for 3 critical growth engines of the U.S. economy: Technology, Healthcare and Energy



Bus. Svcs. 2%
Media 6%
Transport. 4%
AD&GS 4%
Educ. 1%
REITs 8%
Healthcare 10%
Financials 17%
Energy 15%
Consumer 15%
Technology 18%

U.S. Research Coverage (1)

Rank	Firm	# Companies
	Stifel (pro forma, ex. overlap)	**1,143**
1.	JPMorgan	1,064
2.	BofA Merrill Lynch	961
3.	Barclays Capital	914
4.	**Stifel**	**862**
≈		
24.	**TWP**	**381**

Small Cap. U.S Research Coverage (1)(2)

Rank	Firm	# Companies
	Stifel (pro forma, ex. overlap)	**423**
1.	**Stifel**	**386**
2.	Virtua Research	339
3.	Sidoti & Company	332
4.	Raymond James	284
≈		
23.	**TWP**	**137**

(1) Source: Thomson Reuters rankings and research coverage as of 4/23/10 for Stifel and TWP. Rankings exclude 87 closed end funds for Stifel. 100 equities in total overlap.

(2) Small Cap includes market caps less than $1.0 billion USD.

Enhances a Top Tier Sales and Trading Platform

- Powerful combined research presence, with excellent sales and trading relationships across regions
- #11 YTD AutEx volume among investment banks on a combined basis
- Strong content, combined with excellent electronic trading team and products
- TWP relationships with growth managers, combined with Stifel coverage depth with both growth and value investors
- Combines sales and trading groups
- Leverages Stifel's Fixed Income capabilities with TWP client base

Enhances Global Wealth Management

- **Global Wealth Management**
  - 1,900 financial advisors
  - TWP advisors bring deep access to Silicon Valley clients
- **Private Equity Group**
  - Global Growth Partners: $890 million growth-oriented fund of funds
  - Healthcare Venture Partners: $122 million device-focused venture capital fund
  - Venture Partners: $253 million early-stage venture capital fund
  - Strategic Opportunities Fund: $82 million venture strategic opportunities/venture capital fund
  - Stifel Capital Advisors: Over $7 billion of assets under management (1)
- **Investment Management**
  - Manages small and mid-cap growth equity portfolios for institutions and high net worth individuals
- **Stifel Bank & Trust**
  - Provides lending products and services to private client customers and corporate clients

(1) Assets under management reflect assets managed by Stifel Capital Advisors' affiliate, FSI Capital Holdings, LLC and its subsidiaries. Assets under management are calculated based on the aggregate principal balance of assets as of March 3, 2010. The calculation of assets under management may differ from the calculation of other asset managers, and as a result this measure may not be comparable to similar measures presented by other asset managers. Had assets under management been calculated using the method used for purposes of calculating asset management fees the result would be less than the measure reported herein.

Stifel's Track Record in Integrating Transactions:
Low Risk Opportunity

LEGG MASON

- Successfully integrated Legg's sales and trading, research and investment banking platforms to Stifel's platform
- Majority of Legg Mason Investment Banking Managing Directors remain with Stifel today
- Achieved cost savings objectives
- Remains core of Institutional Capital Markets business
- Closed December 1, 2005

RYAN BECK & CO.

- Successfully integrated Ryan Beck's private client group and investment banking platforms to Stifel's platform
- Achieved cost savings objectives
- Closed February 28, 2007

UBS

(56 branches from UBS Financial Services)

- Successfully integrated UBS' private client group platform to Stifel's platform
- Revenue production in-line with expectations
- Achieving synergy objectives
- Last closing October 16, 2009


Stifel
Overview

Stifel Today – Balanced Business Model

2009 Net Revenues: $1,286mm


Institutional Group
52%
GWM
48%

1st Quarter Net Revenues Annualized: $1,457mm


Institutional Group
45%
GWM
55%

Note: All figures are pro forma for TWPG acquisition.
(1) Includes Independent Contractors.

Global Wealth Management

- 1,900 (1) Financial Advisors in 272 offices throughout the United States
- Over $100 billion in assets under management
- Stifel Bank and Trust offers banking services to personal and corporate clients

Institutional Group

Debt and Equity Markets

- Comprehensive coverage of domestic and European institutions

Investment Banking and Public Finance

- Coast-to-Coast presence
- 265 investment bankers
- 61 public finance associates


Global Wealth Management
Institutional Group

Global Wealth Management

Overview

- Provides securities brokerage services and Stifel Bank products
- 1,900 Financial Advisors in 272 branch offices in 41 states as of March 31, 2010.*
- Proven organic growth and acquirer of private client business
  - Organically grown to hire 320 advisors in 25 offices in 2009
  - Acquired Butler Wick & Company, Inc., adding 75 advisors in 23 offices across three states in December 2008
  - Acquired 56 branches from UBS Financial Services, Inc. with 322 advisors
- Strategy focused on recruiting experienced advisors with established client relationships and further expanding our U.S. footprint

Strengths of our Brokerage Position

Rank	Company	Headquarters	RRs [1]	Client Assets [2]
1	Citigroup/Smith Barney	New York, NY	19,296	$1,034
2	Wells Fargo Securities	St. Louis, MO	16,678	1,000+
3	Merrill Lynch & Co	New York, NY	15,880	1,475
4	Edward D. Jones	St. Louis, MO	10,532	400
5	UBS Financial Services, Inc.	Weehawken, NJ	8,182	537
6	RBC Dain Rauscher	Minneapolis, MN	2,157	177
7	Stifel Proforma	St. Louis, MO	1,900	100
8	Oppenheimer	New York, NY	1,395	NA
9	Raymond James Financial	New York, NY	1,218	170
10	Morgan Keegan & Co.	Memphis, TN	1,075	NA
11	Janney Montgomery	Philidelphia, PA	857	NA
12	Robert Baird	Milwaukee, WI	591	NA
13	Hilliard Lyons	Louisville, KY	410	NA

Net Revenues ($MM)



$600
$400
$200
$0
CAGR 26%
$187
$197
$231
$441
$471
$591
2004
2005
2006
2007
2008
2009

Operating Contribution ($MM)



$120
$90
$60
$30
$0
CAGR 16%
$48
$48
$50
$96
$98
$100
2004
2005
2006
2007
2008
2009

* Includes Independent Contractors.
(1) Source: SIFMA 2008 Year Book Retail RRs.
(2) Source: Company Data, Goldman Sachs Research. $ in billions.

Global Wealth Management Growth

GWM Broker Growth*



December 2004
December 2005
December 2006
December 2007
December 2008
December 2009
621
644
735
1,163
1,315
1,885
0
500
1,000
1,500
2,000
Financial Advisors

GWM Account Growth



December 2004
December 2005
December 2006
December 2007
December 2008
December 2009
172,751
180,639
213,973
340,235
375,165
619,517
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
GWM Accounts

- Since the acquisition of Butler Wick, 717 Financial Advisors have joined Stifel, 397 through both the Butler Wick and UBS acquisitions
- Stifel expects to see opportunities resulting from continued dislocation from competitors mergers

GWM Branch Growth



December 2004
December 2005
December 2006
December 2007
December 2008
December 2009
86
92
111
148
196
272
0
50
100
150
200
250
300
GWM Branches

* Includes Independent Contractors.

Stifel Bank

Overview

April 2007- Acquired First Service Financial Company and its wholly-owned subsidiary FirstService Bank, a St. Louis-based Missouri commercial bank

Growth since acquisition

- **Assets of $1.1 billion, up over 700% from $130 million at acquisition announcement**
- **Deposits of $1.0 billion, up over 900% from $99 million at acquisition announcement**

Strategy and Opportunity

- Maintains high asset quality:
  - **$1.1 million non-performing loans**
  - **$1.2 million LTM losses**
- Offer banking products within the GWM client base
- Establish trust services during 2010

Annualized Interest Earning Assets



11%
38%
51%
Cash $116MM
Investment Securities $559MM
Loans Receivable $419MM

Total: $1.1 Billion

Current Investment Portfolio



2%
7%
0%
8%
0%
9%
74%
ABS $12MM
Corporates $42MM
Agencies $1MM
CMBS $48MM
Agency MBS $409MM
MBS $36MM
Muni's $1MM

Total: $549MM

Current Loan Portfolio



57%
13%
17%
0%
3%
8%
2%
0%
Residential Real Estate
Mortgage Loans Held for Sale
Commercial Real Estate
Consumer
Home Equity Lines of Credit
Commercial
Construction and Land
Stock Secured Loans

Total: $415MM

Institutional Group

Net Revenues ($MM)


'04-'09 CAGR 18%
$800
$600
$400
$200
$0
$295
$275
$455
$559
$587
$668
$648
$239
$214
$251
$256
$197
$174
$195
$56
$61
$204
$303
$390
$494
$453
2004
2005
2006
2007
2008
2009
Q1 Annualized

Note: Excludes TWPG Asset Management revenues.

Equity Capital Markets ($MM)


$600
$400
$200
$0
$278
$257
$401
$494
$412
$419
$442
$239
$214
$251
$256
$197
$174
$195
$39
$43
$150
$238
$215
$245
$247
2004
2005
2006
2007
2008
2009
Q1 Annualized

Fixed Income ($MM)


$300
$200
$100
$0
$17
$18
$54
$65
$175
$249
$206
2004
2005
2006
2007
2008
2009
Q1 Annualized

SF TWPG

Institutional Group

Overview

- Provides securities brokerage, trading, research services, as well as underwriting and corporate advisory
- SF has opportunistically expanded talent pool
  - Victor Nesi, Director of Investment Banking and Co-Director of Capital Markets (June 2009)
  - William Heinzerling, Head of Fixed Income Capital Markets (May 2009)
  - Hired 11-person sales & trading team from Bear Stearns, a four-person convertible securities team from Banc of America, and strategic hires from Wachovia, JPMorgan, Barclays and others
- TWPG acquisition is highly complementary

Highlights

- Recognized Industry Expertise and Execution Capabilities
  - June 4, 2009 – Stifel analysts win six awards in the *Wall Street Journal's* *Best on the Street Survey*
  - May 19, 2009 – Stifel research analysts win fourteen awards in *FT / StarMine Analyst Survey*
  - April 22, 2009- Stifel M&A Advisory and Corporate Finance Transactions win *"Deal of the Year"* honors
  - March 19, 2009 – Stifel Nicolaus wins *Consumer M&A Deal of the Year Award*
  - January 21, 2009 – Stifel research sweeps both #1 rankings in *2008 StarMine Survey*
- Recent performance reflects improved equity markets conditions industry-wide
- **#1 in 2010 WSJ Best on the Street Survey**

Equity Research Recognition

Overview

- **Largest provider of U.S. equity research**
  - **Stifel is the 3rd largest provider prior to TWP**
- **Largest provider of U.S. Small Cap research coverage**

Recent Stifel Research Accolades

- **#1 in 2010 WSJ Best on the Street Survey**
  - The most #1 ranked analysts (4) in 2010 survey
  - Only firm ranked in the Top 12 each year for last 7 years
- #1 in 2008 U.S. Stock Picking - StarMine
- #1 in 2007 & 2008 U.S. Earnings Estimate Accuracy – StarMine

Stifel Research Analyst Profile

- >50% of Analysts worked in the field they cover
- >50% of Analysts started with us as Associates
- Average sell side experience is > 10 Years
- More than 1/3rd of Analysts are CFA's

StarMine Broker Rankings


STARMINE
Ranked 1 (out of 260)
Stock Picking
2008
StarMine Broker Rankings


STARMINE
Ranked 1 (out of 260)
Earnings Accuracy
2008
StarMine Broker Rankings

Source: StarMine Monitor

Source: WSJ 2008 "Best on the Street" Survey; for firms with 50 or more qualifying analysts


1st Quarter
Highlights

Chairman's Comments

"I am very pleased with our first quarter results particularly in light of the fact that net revenues, net income and earnings per share are second only to our previous record for net revenue, net income and earnings per share set in our 2009 fourth quarter. Our Global Wealth Management segment, with the addition of the UBS branches, had record quarterly results. The most encouraging sign is that its performance is up sequentially over the record 2009 fourth quarter. The performance of our Institutional Group (formerly Capital Markets) reflects encouraging signs of improved equity markets experienced industry wide. Overall, our results from the first quarter reflect more signs of economic recovery and the strength of our customer relationships." Mr. Kruszewski continued, "I am confident that with the recent announcement of our strategic merger with Thomas Weisel Partners, we can build a premier middle-market investment bank and continue the growth of our core business, increase our market share and add value for our shareholders."

1st Quarter 2010 Highlights

- Net revenues of $312 million, a 42% increase over the 1st quarter of 2009 (1Q09) and a 2% decrease from the 4th quarter of 2009 (4Q09).
  - The Global Wealth Management (GWM) segment posted net revenues of $197 million, a 73% increase over 1Q09 and a 7% increase over 4Q09.
  - The Institutional Group (IG) segment posted net revenues of $113 million, a 7% increase over 1Q09 and a 15% decrease from 4Q09.
- Net income of $24 million, or $0.68 per diluted share, an 80% increase over 1Q09 and a 4% decrease from 4Q09.
  - Pre-tax margin for the 1st quarter of 2010 (1Q10) was 13% compared to 10% for 1Q09 and 13% for 4Q09.
  - 1Q10 annualized return on average equity was 11% compared to 9% for 1Q09 and 12% for 4Q09.

Stifel Financial Corp.
Income Statements

($ in thousands)	Quarter Ended 03/31/10	03/31/09	% Change	12/31/09	% Change
Net revenues	**$ 312,030**	$ 219,981	**41.8%**	$ 319,467	**(2.3%)**
Compensation and benefits	**206,242**	147,840	**39.5%**	201,263	**2.5%**
Non-comp operating expenses	**66,223**	49,986	**32.5%**	76,890	**(13.9%)**
Total non-interest expenses	**272,465**	197,826	**37.7%**	278,153	**(2.0%)**
Income before income taxes	**39,565**	22,155	**78.6%**	41,314	**(4.2%)**
Provision for income taxes	**15,825**	8,978	**76.2%**	16,646	**(4.9%)**
Net income	**$ 23,740**	$ 13,177	**80.2%**	$ 24,668	**(3.8%)**
Diluted EPS	**$0.68**	$0.44	**54.5%**	$0.71	**(4.2%)**
Ratios to net revenues					
Compensation and benefits	**66.1%**	67.2%		63.0%	
Operating expenses	**21.2%**	22.7%		24.1%	
Income before income taxes	**12.7%**	10.1%		12.9%	

Segment Comparison

($ in thousands)	Quarter Ended 03/31/10	03/31/09	% Change	12/31/09	% Change
Net revenues:					
Global Wealth Management	$ 197,195	$ 114,164	72.7%	$ 184,704	6.8%
Institutional Group	113,292	105,472	7.4%	133,305	(15.0%)
Other	1,543	345	347.3%	1,458	5.8%
	$ 312,030	$ 219,981	41.8%	$ 319,467	(2.3%)
Operating contribution:					
Global Wealth Management	36,932	17,234	114.3%	32,967	12.0%
Institutional Group	27,456	26,034	5.5%	37,816	(27.4%)
Other	(24,823)	(21,113)	17.6%	(29,469)	(15.8%)
	$ 39,565	$ 22,155	78.6%	$ 41,314	(4.2%)

Global Wealth Management
Income Statements

($ in thousands)	Quarter Ended 3/31/10	3/31/09	% Change	12/31/09	% Change
Net revenues	**$ 197,195**	$ 114,164	**72.7%**	$ 184,704	**6.8%**
Compensation and benefits	**109,867**	64,252	**71.0%**	105,147	**4.5%**
Transition pay	**14,871**	8,377	**77.5%**	11,841	**25.6%**
Total compensation and benefits	**124,738**	72,629	**71.7%**	116,988	**6.6%**
Non-comp operating expenses	**35,525**	24,301	**46.2%**	34,749	**2.2%**
Total non-interest expenses	**160,263**	96,930	**65.3%**	151,737	**5.6%**
Income before income taxes	**$ 36,932**	$ 17,234	**114.3%**	$ 32,967	**12.0%**
Ratios to net revenues					
Compensation and benefits	**55.7%**	56.3%		56.9%	
Transition pay	**7.5%**	7.3%		6.4%	
Total compensation and benefits	**63.3%**	63.6%		63.3%	
Operating expenses	**18.0%**	21.3%		18.9%	
Income before income taxes	**18.7%**	15.1%		17.8%	

Stifel Bank & Trust

Balance Sheet

- Assets increased 122% to $1,115.3 million at March 31, 2010 from $503.3 million at March 31, 2009.
- Investment portfolio increased $495.5 million to $549.1 million at March 31, 2010, primarily as a result of the expansion of our investment strategy.
  - Agency MBS comprise 75% of the portfolio.
  - The portfolio has an effective duration of 2.78 years and a weighted average yield of 3.77%.
- Retained loan portfolio increased 87% to $341.7 million at March 31, 2010 from $182.8 million at March 31, 2009.
  - Securities-based loans from the UBS transaction accounted for $177.5 million of the increase.
  - Retained loans included in branch location sale of $31.0 million, classified as loans held for sale at March 31, 2010.
- Deposits increased 115% to $988.3 million as of March 31, 2010 from $459.3 million as of March 31, 2009, primarily as a result of the UBS transaction which was completed during the fourth quarter of 2009.
  - Includes deposits held for sale of $18.9 million at March 31, 2010.

Mortgage Banking

- Loans sold into the secondary market during the quarter ended March 31, 2010 of $175.9 million, compared to $240.3 during the comparable period in 2009.
- Gross mortgage revenues of $2.7 million for the quarter ended March 31, 2010, compared to $3.3 million during the comparable period in 2009.
- Retained mortgage loan originations of $9.6 million during the quarter ended March 31, 2010 with a weighted average CLTV of 47% and weighted average FICO of 767.

Credit Quality

- Non-performing loans of $1.1 million as of March 31, 2010 compared to $2.1 million as of March 31, 2009.
- Losses for the quarter ended March 31, 2010 of $0.1 million compared to $0.3 million during the comparable period in 2009.
- Excluding acquired loans, the allowance as a percentage of gross loans totaled 0.94% as of March 31, 2010 compared to 1.47% as of March 31, 2009.
- Other real estate owned totaled $2.0 million at March 31, 2010 compared to $4.4 million at March 31, 2009.

Institutional Group
Income Statements

($ in thousands)	3/31/10	3/31/09	% Change	12/31/09	% Change
	Quarter Ended				
Net revenues	$ 113,292	$ 105,472	7.4%	$ 133,305	(15.0%)
Compensation and benefits	62,221	59,024	5.4%	70,355	(11.6%)
Transition pay	4,083	3,494	16.9%	3,229	26.4%
Total compensation and benefits	66,304	62,518	6.1%	73,584	(9.9%)
Non-comp operating expenses	19,532	16,920	15.4%	21,905	(10.8%)
Total non-interest expenses	85,836	79,438	8.1%	95,489	(10.1%)
Income before income taxes	$ 27,456	$ 26,034	5.5%	$ 37,816	(27.4%)
Ratios to net revenues					
Compensation and benefits	54.9%	56.0%		52.8%	
Transition pay	3.6%	3.3%		2.4%	
Total compensation and benefits	58.5%	59.3%		55.2%	
Operating expenses	17.3%	16.0%		16.4%	
Income before income taxes	24.2%	24.7%		28.4%	

Institutional Group Revenues

	Quarter Ended				
($ in thousands)	3/31/10	3/31/09	% Change	12/31/09	% Change
Sales and trading:					
Equity	$ 38,651	$ 36,787	5.1%	$ 38,668	(0.0%)
Fixed income	44,346	53,448	(17.0%)	47,308	(6.3%)
	82,997	90,235	(8.0%)	85,976	(3.5%)
Investment Banking:					
Capital raising	20,004	3,429	483.4%	28,768	(30.5%)
Advisory fees	8,914	10,006	(10.9%)	16,047	(44.5%)
	28,918	13,435	115.3%	44,815	(35.5%)
Other revenue	1,377	1,802	(23.6%)	2,514	(45.2%)
Total net revenue	$ 113,292	$ 105,472	7.4%	$ 133,305	(15.0%)
Ratios to net revenues					
Sales & trading	73.3%	85.6%		64.5%	
Investment banking	25.5%	12.7%		33.6%	

Statement of Financial Condition Graphs


$4,000
$3,000
$2,000
$1,000
$0
$412
$382
$842
$1,085
$1,499
$1,558
$3,167
$3,227
2003
2004
2005
2006
2007
2008
2009
Q1 2010

Total Assets *($ millions)*


$1,250
$1,000
$750
$500
$250
$0
$135
$166
$225
$290
$520
$676
$956
$995
$35
$35
$70
$70
$95
$83
$83
$83
$100
$131
$155
$220
$425
$593
$873
$912
2003
2004
2005
2006
2007
2008
2009
Q1 2010

Total Capitalization *($ millions)*

Defined as stockholder's equity plus the trust preferred securities.


4x
3x
2x
1x
x
3.1x
2.3x
3.7x
3.7x
2.9x
2.3x
3.3x
3.2x
2003
2004
2005
2006
2007
2008
2009
Q1 2010

Leverage Ratio


$30
$20
$10
$0
$7.23
$9.02
$10.21
$12.35
$18.36
$22.68
$28.86
$29.50
2003
2004
2005
2006
2007
2008
2009
Q1 2010

Book Value Per Share

Capital Structure
As of March 31, 2010

(in thousands, except percentages and ratios)	
Total Assets	$ 3,227,383
Stockholders' Equity	$ 912,404
Debentures to:	
Stifel Financial Capital Trust II - LIBOR plus 1.70% (fixed at 6.38% until 9/30/10), due 9/30.	$ 35,000
Stifel Financial Capital Trust III - LIBOR plus 1.85% (fixed at 6.79% until 6/6/12), due 6/6/3	$ 35,000
Stifel Financial Capital Trust IV - LIBOR plus 1.85% (fixed at 6.78% until 9/6/12), due 9/6/3	$ 12,500
Total Debentures *(average 6.64% per annum)*	$ 82,500
Total Capitalization	$ 994,904
Ratios:	
Equity to Assets	28.27%
Capitalization to Assets	30.83%
Debentures to Equity	9.04%
Leverage Ratio	3.2x
Equity Capitalization	3.5x

Level 3 Assets

($ in thousands)	Carrying Value 3/31/10	Carrying Value 12/31/09	Change
Auction Rate Securities (ARS)	$ 75,691	$ 56,003	35.2%
Stifel Bank & Trust Investments	-	2,693	(100.0%)
Trading Securities	7,042	1,243	466.5%
Other Investments	5,418	5,426	(0.1%)
Level 3 assets (excluding ARS)	12,460	9,362	366.4%
Total Level 3 assets	$ 88,151	$ 65,365	34.9%
Percentage of Equity	*9.7%*	*7.5%*	
Percentage of Equity (excluding ARS)	*1.4%*	*1.1%*	

Other Financial Data

	As of			% Change	
	3/31/10	12/31/09	3/31/09	**Q1 10 vs. Q409**	**Q1 10 vs. Q109**
Total assets (000s):					
Stifel Nicolaus and Stifel Financial	**$ 2,112,054**	$ 2,025,348	$ 1,511,416	**4.3%**	**39.7%**
Stifel Bank	**1,115,329**	1,142,008	503,282	**(2.3%)**	**121.6%**
	$ 3,227,383	$ 3,167,356	$ 2,014,698	**1.9%**	**60.2%**
Shareholders' equity (000's)	**$ 912,404**	$ 873,446	$ 630,802	**4.5%**	**44.6%**
Book value per share	**$29.50**	$28.86	$23.19	**2.2%**	**27.2%**
Financial advisors*	**1,900**	1,885	1,394	**0.8%**	**36.3%**
Full-time associates	**4,518**	4,434	3,560	**1.9%**	**26.9%**
Locations	**294**	294	230	**0.0%**	**27.8%**
Total client assets (000's)	**$ 95,319,000**	$ 91,342,000	$ 54,854,000	**4.4%**	**73.8%**

* Includes all retail Financial Advisors.

Pro Forma Effect of Unit Awards Modification

(in thousands, except share and per share data)	**Shareholders' Equity**	**Outstanding Shares**	**Book Value**
March 31, 2010, as reported	**$ 912,404**	**30,926,500**	**$ 29.50**
Assume unit vesting and conversion	60,454	4,710,450	12.83
Pro forma	**$ 972,858**	**35,636,950**	**$ 27.30**
Change in book value			*(7.5%)*
EPS diluted shares - as reported		*35,025,000*	
EPS diluted shares - pro forma assuming unit vesting		*36,100,000*	

Unit Amortization

	2010	**2011**
Annual unit amortization (000s)	$ 46,860	$ 40,345

Looking Forward



We See Opportunity

Stifel is well-positioned in the current market:

- Dislocation creating opportunity for market share gains
- Ability to add talented professionals
- Expand Fixed Income/High Yield
- Evolving regulatory framework (Stifel is already regulated by the Fed)
- Expand Traditional Asset management Capabilities
- Strong balance sheet

Driving Value for Stakeholders

Clients	➤ Expands services across Institutional Group and Global Wealth Management platforms ➤ Broader industry focus ➤ Deeper talent pool for serving clients ➤ Complementary investment banking and research platforms with almost no overlap provide continuity of client facing personnel
Associates	➤ Greater access to resources of both firms ➤ Senior management and leadership provides broader platform to attract and retain talent ➤ Strong cultural fit between firms
Shareholders	➤ Continued investment in Investment Banking fully leverages firm strengths ➤ Stifel remains over 40% owned by "insiders" on a fully diluted basis, creating direct alignment of interest with shareholders ➤ Increased revenue opportunities and cost savings create opportunity for enhanced profitability ➤ Proven successful integrators

Building the Premier Growth-Focused Middle-Market Investment Bank

Q&A